TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS FIRST QUARTER 2023 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, May 11, 2023 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the first quarter ended March 31, 2023.

HIGHLIGHTS:

Operations

• Attributable gold production from continuing operations was 113,000 ounces.

• Revenues from continuing operations were $226.2 million from sales of 119,000 ounces (109,000 ounces on an attributable basis) at an average realized gold price of $1,893 per ounce.

• Cost of sales per ounce sold from continuing operations was $1,176, cash cost1 per ounce sold from continuing operations was $1,094 and all-in-sustaining-cost1 ("AISC") per ounce sold from continuing operations was $1,525.

Financial

• Net earnings attributable to equity holders1 of $6.3 million or $0.01 per share and adjusted net earnings attributable to equity holders1 of $24.9 million or $0.05 per share.

• Net cash from operating activities was $13.4 million. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles1, was $55.7 million.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $68.4 million and adjusted EBITDA1 was $83.0 million.

• Mine-site free cash flow1 from continuing operations was $2.7 million.

• Cash and cash equivalents of $532.1 million as at March 31, 2023. The Company repaid $255.0 million of the secured revolving credit facility ("Credit Facility") during the first quarter 2023 and the available balance is $257.3 million as at March 31, 2023.

Côté Gold

• As of March 31, 2023, the Côté Gold project was estimated to be 79.8% complete.

• The Company incurred attributable construction costs at Côté of $158.6 million in the first quarter 2023, and approximately $1.37 billion since the commencement of construction, on a 70% basis.

• Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo" or "SMM") funded $189.0 million of the Company's funding obligation and an incremental $7.1 million based on its increased ownership during the first quarter 2023 as per the Côté Gold Joint Venture Funding and Amending Agreement ("JV Funding and Amending Agreement"), reducing the Company's interest in the unincorporated joint venture to 62.5%.

• Sumitomo funded a total of $61.0 million of the Company's contributions during April and May, further decreasing the Company's interest to 60.3% and concluding the funding arrangement. It is estimated that SMM will contribute an additional $82.8 million during the remainder of 2023 based on its increased ownership.

• The estimated attributable cost to complete the construction is $625 to $700 million, on a 70% and incurred basis. IAMGOLD is expected to fund $460 to $535 million during the remainder of 2023 based on its 60.3% ownership in the Côté Gold unincorporated joint venture. See "Côté Gold Project".

Corporate

• On January 31, 2023, the Company completed the sale of its interests in the Rosebel mine to Zijin Mining Group Co. Ltd. ("Zijin") that was announced on October 18, 2022. The Company received cash proceeds of $386.4 million in the first quarter 2023, consisting of sales proceeds of $360.0 million, plus $29.8 million of cash held by Rosebel on January 31, 2023, less preliminary working capital adjustments of $3.4 million. The Company is due to receive approximately $9.8 million by June 30, 2023, consisting of the remaining cash balance held by Rosebel on January 31, 2023 of $9.6 million plus $0.2 million of final working capital adjustments.

• On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million (pre-tax). The gross proceeds include deferred payments of $32.0 million which are anticipated to be received during the third quarter 2023. See "Bambouk Assets".

• The Company has available liquidity of $789.4 million comprised of cash and cash equivalents of $532.1 million and the available balance of the Credit Facility of $257.3 million as at March 31, 2023. Following the closing of the remaining strategic asset sales described above, the Company believes that it has sufficient liquidity to fund the remaining $460 to $535 million required for the completion of construction of the Côté Gold Project based on the current schedule and estimate. The Company continues to advance additional financing initiatives to strengthen its balance sheet and improve its liquidity in order to place the Company in a strong position to return to a 70% interest in the Côté Gold Project. See ""Liquidity Outlook".

"Looking at the first quarter, IAMGOLD reported impressive production results from both Essakane and Westwood, while cost pressures remained in line with our estimates and what is appearing to be a new normal for our industry," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "The Essakane mine reported 92,000 ounces of attributable production, with our Burkinabe teams demonstrating remarkable resilience and flexibility, as higher than modeled grades helped to offset lower than expected mining tonnes due to the ongoing challenges managing the in-country supply chain and security. At Westwood, we saw the continued ramp up of production, with 21,000 ounces produced in the quarter as the operation begins to reap the benefits of the past 18 months of rehabilitation work which is ongoing and expected to position the operation well for exiting the year."

"At Côté Gold, the project continues to advance rapidly towards initial production early next year. The project was approximately 80% complete at the end of March, and is now ramping up to peak activity levels now that the spring thaw is nearing completion with a clear roadmap in front of us to achieve success. The impact of Côté Gold on this company will be substantial, with the long life, low cost asset shifting our production base to Canada. Further, we continue to examine opportunities to increase the strength and flexibility of IAMGOLD's balance sheet in order to better position the company for an ultimate return to the 70% interest at Côté in the future. IAMGOLD is a company that is undergoing a significant transition, and as we move forward we are eager to shift our focus from fixing operations and building - to optimizing and realizing the growth potential of our projects - which in turn will accelerate and unlock our value drivers for the benefit of all stakeholders," added Mr. Adams.

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QUARTERLY SUMMARY

The following tables summarize certain operating and financial results for the three months ended March 31, 2023 (Q1 2023) and March 31, 2022 (Q1 2022) and certain measures of the Company's financial position as at March 31, 2023, December 31, 2022, and March 31, 2022. Financial results of Rosebel include the one month period ended January 31, 2023, prior to the closing of the sale to Zijin.

	Q1 2023	Q1 2022
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	92	112
- Westwood	21	16
Total from continuing operations	113	128
- Rosebel	25	46
Total gold production - attributable (000s oz)	138	174
Gold sales - attributable (000s oz)
- Essakane	88	119
- Westwood	21	16
Total from continuing operations	109	135
- Rosebel	24	46
Total gold sales - attributable (000s oz)	133	181
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,063	$784
- Westwood	1,657	1,922
Total from continuing operations	$1,176	$921
- Rosebel	949	1,369
Total cost of sales[1] ($/oz sold) - attributable	$1,136	$1,035
Cash costs[2] ($/oz sold) - attributable
- Essakane	$964	$781
- Westwood	1,646	1,886
Total from continuing operations	$1,094	$914
- Rosebel	949	1,315
Total cash costs[2] ($/oz sold) - attributable	$1,068	$1,017
AISC[2] ($/oz sold) - attributable
- Essakane	$1,157	$1,134
- Westwood	2,508	2,376
Total from continuing operations	$1,525	$1,389
- Rosebel	1,358	1,784
Total AISC[2] ($/oz sold) - attributable	$1,495	$1,490
Average realized gold price ($/oz)
- Continued operations	$1,893	$1,789
- Discontinued operations	1,905	1,886
Total average realized gold price ($/oz)	$1,895	$1,813
  Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.
  This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.

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	Q1 2023	Q1 2022
Financial Results
($ millions from continuing operations)
Revenues	$226.2	$265.0
Gross profit	$43.1	$71.0
EBITDA[1]	$82.8	$135.0
- Continuing operations	$68.4	$110.3
- Discontinued operations	$14.4	$24.7
Adjusted EBITDA[1]	$106.4	$137.6
- Continuing operations	$83.0	$110.8
- Discontinued operations	$23.4	$26.8
Net earnings attributable to equity holders	$11.9	$23.8
- Continuing operations	$6.3	$16.0
- Discontinued operations	$5.6	$7.8
Adjusted net earnings attributable to equity holders[1]	$39.5	$26.1
- Continuing operations	$24.9	$16.4
- Discontinued operations	$14.6	$9.7
Net earnings per share attributable to equity holders - continuing operations	$0.01	$0.03
Adjusted net earnings per share attributable to equity holders[1] - continuing operations	$0.05	$0.03
Net cash from operating activities before changes in working capital[1] - continuing operations	$55.7	$108.7
Net cash from operating activities	$28.8	$142.3
- Continuing operations	$13.4	$116.0
- Discontinued operations	$15.4	$26.3
Mine-site free cash flow[1]	$8.6	$86.6
- Continuing operations	$2.7	$86.9
- Discontinued operations	$5.9	$(0.3)
Capital expenditures[1,2] - sustaining	$35.0	$56.1
Capital expenditures[1,2] - expansion	$159.1	$80.0
	March 31	December 31
	2023	2022
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$532.1	$407.8
Long-term debt	$661.8	$918.7
Net cash (debt)[1]	$(261.6)	$(605.6)
Available Credit Facility	$257.3	$26.6
  This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
  Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets

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OUTLOOK

Operating Performance Outlook

	Actual Q1 2023	Full Year Guidance 2023[1]
Essakane (000s oz)	92	340 - 380
Westwood (000s oz)	21	70 - 90
Total attributable production (000s oz)[2]	113	410 - 470
Cost of sales[2] ($/oz sold)	$1,176	$1,125 - $1,175
Cash costs2.3 ($/oz sold)	$1,094	$1,125 - $1,175
AISC[2,3] ($/oz sold)	$1,525	$1,625 - $1,700
Depreciation expense ($ millions)	$44.0	$245 - $255
Income taxes[4] paid ($ millions)	$11.0	$70 - $80

  The full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $91 per barrel.
  Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.

Production Outlook

Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces.

Costs Outlook

Costs guidance for 2023 is unchanged with cash costs1 expected to be between $1,125 and $1,175 per ounce sold and AISC1 expected to be in the range of $1,625 to $1,700 per ounce sold. The Company anticipates that costs will increase during the second and third quarters of 2023 and could be at or above the high end of the annual guidance range due to higher volumes of waste stripping planned during these periods.

Pricing for the main consumables including cyanide, lime and grinding media remains in line with the levels realized in the second half of 2022. Pricing of fuel and fuel-linked products are expected to remain under pressure, reflecting continued imbalances in global supply and demand. Increases in oil prices are expected to be partially mitigated by the existing oil hedge program. Excluding the impact of the Company's hedging program, a $10/bbl increase in the oil price is estimated to result in an increase to cash costs of $12 per ounce sold. With current hedges in place, the same movement is estimated to result in an increase in cash costs of $7 per ounce sold.

Capital Expenditures1

Sustaining capital expenditures¹ for 2023 are expected to be approximately $195 million (± 5%) of which the majority is related to capitalized stripping at Essakane (see Operation Section on "Essakane, Burkina Faso") and underground development at Westwood. Expansion capital expenditures¹ for 2023 are expected to be approximately $805 to $880 million with Côté Gold expenditures, on an incurred basis, expected to be approximately $800 to $875 million, based on IAMGOLD's 70% accounting for Côté Gold (see also "Côté Gold Project"). Other expansion capital expenditures¹ (excluding Côté Gold) are expected to be approximately $5 million (± 5%) at Essakane in fulfillment of the relocation commitment to the Essakane village.

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	Actual Q1 2023			Full Year Guidance 2023[2]
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane	$17.1	$0.5	$17.6	$150	$5	$155
Westwood	17.8	-	17.8	45	-	45
	$34.9	$0.5	$35.4	$195	$5	$200
Côté Gold[4]	-	158.6	158.6	-	800 - 875	800 - 875
Corporate	0.1	-	0.1	-	-	-
Total[5,6,7,8]	$35.0	$159.1	$194.1	$195	$805 - 880	$1,000 - 1,075

1. 100% basis, unless otherwise stated.

2. Capital expenditures guidance (±5%) at Essakane and Westwood.

3. Sustaining capital includes capitalized stripping of (i) $6.4 million for Essakane and $2.7 million for Westwood in the first quarter 2023 and (ii) $90 million for Essakane and $6.0 million for Westwood for the full year guidance. See "Outlook" sections below.

4. 70% basis.

5. Includes $3.0 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

6. Capitalized borrowing costs are not included.

7. See "Costs Outlook" section above.

8. The full year guidance does not include expenditures for the Boto asset currently held for sale. See "Bambouk Assets" for additional details.

Exploration Outlook

Exploration expenditures for 2023 are expected to be approximately $18.0 million, including $3.0 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	Actual Q1 2023			Full Year Guidance 2023[1]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield[2]	$-	$2.8	$2.8	$-	$13	$13
Exploration projects - brownfield	1.1	0.5	1.6	3	2	5
	$1.1	$3.3	$4.4	$3	$15	$18
  The full year guidance does not include expenditures for the Boto asset currently held for sale. See "Bambouk Assets" for additional details.
  Exploration projects - greenfield does not include $2.3 million of expenditures for the Boto asset currently held for sale.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and the principle of Zero Harm® in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.60 as at March 31, 2023 (compared to 0.29 as at March 31, 2022), tracking above the Company's annual target of 0.40, with an increasing trend since October 2022. The TRIFR (total recordable injuries frequency rate) was 0.84 as at March 31, 2023 (compared to 0.83 as at March 31, 2022), tracking above the Company's annual target of 0.69.

The increasing trend is due to the recordable incidents at Westwood that impacted the global TRIFR and DARTFR during the first quarter 2023. In addition to the existing preventive Health and Safety program, specific actions have been implemented to mitigate the reoccurrence of these incidents.

Environment

The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas ("GHG") emissions. In September 2021, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium-term targets will be set as part of the Company's roadmap to achieve these global targets. An external review of the Company's GHG emissions profile across all sites has been completed and a draft action plan of the Company's global commitments is currently being updated with the recent sale of some Company assets. The details of the roadmap will be published in the inaugural TCFD report in 2023.

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At Côté Gold, permitting efforts continued in the first quarter 2023 with permit amendments received allowing for additional temporary camp infrastructure to support an increase in workers on site during construction. During the first quarter 2023, the Company applied to the Ontario Ministry of the Environment, Conservation and Parks for initial entry into the Emissions Performance Standards program to further compliance with its environmental obligations including establishing an emissions baseline for the Côté operation.

At Essakane, significant progress has been made in the studies and the action plan for the update of the mine closure plan, in consultation with government authorities. The updated closure plan is scheduled to be completed by mid-2023.

Social and Economic Development

The Company is continuously exploring opportunities for investing and partnering with the communities impacted by its continuing operations.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for the first quarter 2023 is estimated at $1.9 million. Phase 2 of the Water Triangle project, the Company's partnership with Global Affairs Canada, Cowater and One Drop was approved and signed by the parties in late December 2022. In February 2023, Cowater carried out an exploratory information collection mission and presentation of Phase 2 to the partnership's stakeholders in Dori. A subsequent mission is scheduled for April 2023. Phase 2 of the project is expected to benefit an additional estimated 75,000 people once completed.

At Côté Gold, the Minister of Mines and Chief of Flying Post First Nation visited the site for a tour during the first quarter 2023. Various committee meetings were held with First Nations partners including the annual Impact Benefit Agreement (IBA) Leadership Committee, IBA Committee, Environmental Management Committee, Employment and Training sub-Committee and Socio-economic Management and Monitoring Committee. An IBA Implementation Committee was held with the Abitibi Inland Historic Métis Community (Métis Nation of Ontario, Region 3). Through a partnership with Indspire, an Indigenous education charity, four educational bursaries were awarded to post-secondary students from Mattagami First Nation, Flying Post First Nation and the Métis Nation of Ontario. Outreach also occurred with regional stakeholders in Timmins and Sudbury.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. Currently, women represent approximately 44% of the directors and the average tenure of directors on the Board is less than two years.

• On February 22, 2023, Christiane Bergevin was appointed to the Company's Board as an independent director.

• On March 6, 2023, Renaud Adams was appointed by the Board as President and Chief Executive Officer, effective April 3, 2023. Mr. Adams is replacing Maryse Bélanger, Chair of the Board, who was acting as Interim President and CEO during the executive search process. Ms. Bélanger will continue in her role as Chair of the Board.

• On March 6, 2023, Maarten Theunissen was appointed permanent Chief Financial Officer, having served as Interim CFO since September 2022.

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OPERATIONS - CONTINUING

Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q1 2023	Q1 2022
Key Operating Statistics[1]
Ore mined (000s t)	1,657	3,832
Grade mined (g/t)	1.82	1.05
Waste mined (000s t)	4,628	11,346
Material mined (000s t) - total	6,285	15,178
Strip ratio[2]	2.8	3.0
Ore milled (000s t)	2,175	3,162
Head grade (g/t)	1.62	1.39
Recovery (%)	91	88
Gold production (000s oz) - 100%	103	124
Gold production (000s oz) - attributable 90%	92	112
Gold sales (000s oz) - 100%	98	131
Average realized gold price[3] ($/oz)	$1,893	$1,885
Financial Results ($ millions)[1]
Revenues[4]	$186.5	$248.2
Cost of sales[4]	104.6	103.1
Production costs	97.4	80.9
(Increase)/decrease in finished goods	(2.3)	9.9
Royalties	9.5	12.3
Cash costs[3]	94.9	102.7
Sustaining capital expenditures[3,5]	17.1	47.7
Expansion capital expenditures[3]	0.5	1.0
Total capital expenditures	17.6	48.7
Earnings from operations	43.6	90.2
Performance Measures[6]
Cost of sales excluding depreciation ($/oz sold)	$1,063	$784
Cash costs[3] ($/oz sold)	$964	$781
AISC[3] ($/oz sold)	$1,157	$1,134
  100% basis, unless otherwise stated.
  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 28 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Includes sustaining capitalized stripping for the first quarter 2023 of $6.4 million (first quarter 2022 - $29.9 million).
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production in the first quarter 2023 was 92,000 ounces, lower by 20,000 or 18% compared to the same prior year period, primarily as a result of lower throughput, partially offset by higher grades.

Mining activity of 6.3 million tonnes in the first quarter 2023 was 59% lower than the same prior year period as the mining fleet could not be operated at full capacity during January and February as a result of considerable disruptions in fuel supply, resulting from the security situation further described below. The situation improved during March and the mining fleet was operating at near full capacity during April.

Mill throughput in the first quarter 2023 was 2.2 million tonnes at an average head grade of 1.62 g/t, with throughput 31% lower than the same prior year period. The decline in throughput during the quarter is primarily due to lower plant utilization due to the fuel supply constraints described below. The head grade was higher than the prior period due to positive grade reconciliation and the direct feed of material from the bottom of Phase 4. The head grade is expected to decrease over the course of the year as the mill feed will include lower grade material from the stockpiles.

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The mill achieved recoveries of 91% in the first quarter 2023, as the mill continues to benefit from recent improvements to ore blending practices and the gravity recovery circuit. The gravity recovery achieved in the quarter continues to increase over historical levels with additional screens planned for installation in the second half of the year.

The security situation in Burkina Faso continues to be a focus for the Company due to continued terrorist related incidents occurring in the country and the northeastern region including the Seno and Oudalan provinces adjacent to the Essakane mine. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment, combined with its program to make investments in security and supply chain infrastructure in the region and at the mine site, with the support of the government. The security situation continues to apply pressures to the in-country supply chain and continued escalation could have a material adverse negative impact on future operating performance.

Financial Performance

Production costs of $97.4 million were higher by $16.5 million or 20%, primarily due to inflationary pressures and the reduced operating activity described above which resulted in an additional $23.4 million of mining costs allocated to production costs rather than being capitalized as a result of the reduced waste stripping program, partially offset by lower mining and milling costs due to lower activity levels. The reduced operating capacity resulted in abnormal costs of $9.5 million and $0.6 million included in production costs and depreciation, respectively for the first quarter 2023 (first quarter 2022 - $nil and $nil). The abnormal costs have been excluded from cash costs and AISC, reducing both metrics by $97 per ounce sold.

Cost of sales, excluding depreciation, of $104.6 million was in line with the prior year period as higher production costs in the first quarter 2023 were offset by timing of sales in the quarter. Cost of sales per ounce sold, excluding depreciation, of $1,063 was higher by $279 per ounce or 36%, primarily due to higher production costs and lower production and sales.

Cash costs of $94.9 million were lower by $7.8 million or 8% due to higher production costs in the first quarter 2023, excluding abnormal costs, offset by timing of sales in the quarter. Cash costs per ounce sold of $964 were higher by $183 or 23%, primarily due to higher production costs and lower production and sales.

AISC per ounce sold of $1,157 was higher by $23 or 2%, due to higher cash costs per ounce sold, partially offset by lower capitalized waste stripping and other sustaining capital expenditures.

Total capitalized stripping of $6.4 million was lower by $23.5 million or 79% due to the prioritization of ore mining in the quarter due to the fuel supply constraints described above.

Sustaining capital expenditures, excluding capitalized stripping, of $10.7 million included capital spares of $3.6 million, tailings management of $1.7 million, mobile and mill equipment of $1.1 million, resource development of $1.0 million and other sustaining projects of $3.3 million. Expansion capital expenditures of $0.5 million were incurred in support of fulfilling the community village resettlement commitment.

Outlook

Attributable gold production at Essakane in 2023 is expected to be in the range of 340,000 to 380,000 ounces. Mining activity is expected to progressively return to normal operating levels over the course of the year, including increased levels of waste stripping in the second half of the year. The mill throughput in the second quarter is expected to return to a normal level and mill feed will consist of a combination of direct feed and stockpiles.

Capital expenditures are expected to be approximately $155 million, with increased volumes of capitalized waste in the second and third quarter to provide access to mining areas in support of the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

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Westwood Mine (IAMGOLD interest - 100%) | Quebec, Canada

	Q1 2023	Q1 2022
Key Operating Statistics
Underground lateral development (metres)	1,494	848
Ore mined (000s t) - underground	68	63
Ore mined (000s t) - other sources	193	159
Ore mined (000s t) - total	261	222
Grade mined (g/t) - underground	6.35	6.10
Grade mined (g/t) - other sources	1.44	0.90
Grade mined (g/t) - total	2.73	2.37
Ore milled (000s t)	255	250
Head grade (g/t) - underground	6.56	6.05
Head grade (g/t) - other sources	1.34	0.97
Head grade (g/t) - total	2.77	2.18
Recovery (%)	92	91
Gold production (000s oz)	21	16
Gold sales (000s oz)	21	16
Average realized gold price[1] ($/oz)	$1,892	$1,872
Financial Results ($ millions)
Revenues[2]	$39.6	$30.8
Cost of sales[2]	34.5	31.0
Production costs	35.8	31.7
(Increase)/decrease in finished goods	(1.3)	(0.7)
Cash costs[1]	34.3	30.5
Sustaining capital expenditures[1],[5]	17.8	7.3
Expansion capital expenditures[1]	-	0.5
Total capital expenditures[1]	17.8	7.8
Earnings (loss) from operations	(5.2)	(5.0)
Performance Measures[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,657	$1,922
Cash costs[1] ($/oz sold)	$1,646	$1,886
AISC[1] ($/oz sold)	$2,508	$2,376
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 28 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Includes non-cash ore stockpile and finished goods inventories NRV write-down of $0.6 million for the first quarter 2023 (first quarter 2022 - $1.7 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $30 for the first quarter 2023 (first quarter 2022 - $106).
  Includes sustaining capitalized stripping for the first quarter 2023 of $2.7 million (first quarter 2022 - $nil).

Operations

Gold production in the first quarter 2023 was 21,000 ounces, higher by 5,000 ounces or 31% compared to the same prior year period. Higher production is due to higher grades from both the underground mine and the Grand Duc open pit.

Mining activity in the first quarter 2023 was 261,000 tonnes of ore, an 18% increase from the same prior year period due to continued improvements in mine productivity at the underground mine and increased ore production from the Grand Duc open pit, together with an increased strip ratio in order to provide greater access for future ore supply.

The ore feed from the underground mine continues to exhibit positive grade reconciliation as compared to reserve grades, which is attributable to the nugget effect in higher grade areas of the mine. The ore from Grand Duc also indicates positive grade reconciliation relative to the reserve block model.

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Underground development in the first quarter 2023 continued to successively improve over prior periods, with 1,494 metres of lateral development completed. The progressive ramp-up in development and rehabilitation work continues to secure safe access to multiple ore faces at different levels in the mine, increasing operational flexibility to allow simultaneous exploitation of multiple stope sequences in line with the 2023 production plan. The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which have been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production activities to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program, which was expected to be completed over the course of 2023 and 2024, is currently experiencing better than planned productivity rates moving more of the work and costs in 2023 while reducing the work required in 2024.

Mill throughput in the first quarter 2023 was 255,000 tonnes at an average head grade of 2.77 g/t, 27% higher compared to the same prior year period and the highest grade since the underground mine resumed full operations in June 2021.

In March 2023, all required environmental and regulatory permits were received to commence mining of the Fayolle satellite deposit, located approximately 30 kilometres northwest of the Westwood complex. The first ore was successfully hauled during the end of March for processing in the second quarter 2023. The comparatively higher grade material from the Fayolle deposit is expected to increase the average head grade of ore milled from surface sources as the year progresses.

Financial Performance

Production cost of $35.8 million was higher by $4.1 million or 13%, as the underground mining activities continue to increase, including an increase of non-recurring rehabilitation work described above, combined with the impact of inflation and higher maintenance costs of the underground mining fleet, in addition to higher mining costs per tonne at Grand Duc compared to the prior year period due to inflation.

Cost of sales, excluding depreciation, of $34.5 million was higher by $3.5 million or 11%, due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,657, was lower by $265 or 14%, due to higher gold sales, partially offset by higher mining costs.

Cash costs of $34.3 million were higher by $3.8 million or 12%, due to higher production costs. Cash costs per ounce sold of $1,646 were lower by $240 or 13%, primarily due to higher gold sales, partially offset by higher production costs.

AISC per ounce sold of $2,508 was higher by $132 or 6% primarily due to higher sustaining capital expenditures, including non-recurring rehabilitation work, partially offset by lower cash costs per ounce sold.

Sustaining capital expenditures, excluding capitalized stripping, in the first quarter 2023 of $15.1 million included underground development and diamond drilling of $9.4 million and other sustaining capital projects of $5.7 million.

Outlook

Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces in 2023, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to continue to progressively increase over the course of the year, benefiting from the continued advancement of underground development providing access to more and higher grade zones in the second half of the year. Mill feed will continue to be supplemented from available satellite surface deposits, including ore feed from the Fayolle property, primarily in the second half of the year.

Capital expenditures are expected to be approximately $45 million of sustaining capital in support of underground development and rehabilitation work, the renewal of the mobile fleet and fixed equipment, repairs to the Westwood mill, and other capital projects.

OPERATIONS - DISCONTINUED

On January 31, 2023, the Company completed the sale of its interests in the Rosebel mine to Zijin that was announced on October 18, 2022. Attributable gold production and attributable gold sales for January 2023 were 26,000 ounces and 25,000 ounces, respectively.

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The Company received cash proceeds of $386.4 million in the first quarter 2023, consisting of sales proceeds of $360.0 million, plus $29.8 million of cash held by Rosebel on January 31, 2023, less preliminary working capital adjustments of $3.4 million. The Company is due to receive approximately $9.8 million by June 30, 2023, consisting of the remaining cash balance held by Rosebel on January 31, 2023, of $9.6 million plus $0.2 million of final working capital adjustments. On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings from discontinued operations.

PROJECTS

Côté Gold Project | Ontario, Canada

As of March 31, 2023, overall, the project was estimated to be 79.8% complete. The following provides an update on project activities:

Project Activity	Update
Health and safety

Total project hours worked of 9.8 million hours with a LTIFR of 0.02. The first lost time injury was recorded in the quarter after a security guard lost their footing on ice and suffered a leg injury. COVID-19 impacts and associated absenteeism have been limited and remain closely monitored.

Labour and workforce

The current workforce on site exceeds 1,500 workers and is currently at peak capacity. The 264 room camp expansion is on target for completion during the second quarter. The first tranche of rooms has been placed in operation in late March. The expansion will support additional workforce for peak SMPEI construction activities and commissioning/operation resources in spring/summer.

Earthworks activities

Earthworks activities advanced with a focus on the tailing management facility ("TMF") dams, preparing haul roads for autonomous deployment and overburden removal.

• The intermediate phase (elevation 392) of the TMF was completed in March in preparation for freshet and to allow for water accumulation to support commissioning activities.

• Completion of TMF Phase 1 is expected towards the end of the second quarter as some of the waste rock was classified as ore reducing the amount of waste available for construction.

• All critical infrastructure was completed in preparation for spring thaw including the sedimentation ponds, TMF east starter dam and the main pit sump.

Mining activities are continuing to ramp up to debottleneck mine production and prepare for final hand-off of all pit related activities to the operations team later in the third quarter.

Processing plant

Processing plant civil works and concrete pours are effectively complete. Structural steel work in the HGPR and secondary crushing areas continued to progress and has begun on the primary crusher. Cable tray installation and cable pulling is ongoing on the HGPR, secondary crushing and screening buildings. The fine ore bin with feed conveyors was fully erected. Installation of the leach tanks is nearly complete with agitators expected in May. All of the major equipment has been installed in the coarse ore area.

Structural, mechanical and piping work activities in the processing plant continued. Installation of ball mill and utility pipe rack on the north wall of refining area are both nearly complete. Significant progress in the plant on installation of CIP tanks, vertimill mechanical works and associated structural steel and cyclone installations.

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Infrastructure

The overhead power line has been completed. The connection to the provincial hydro grid and the main electrical substation is expected during the third quarter 2023. The communications tower network for the autonomous haulage and drilling systems is nearing completion with final installation scheduled for the second quarter 2023.

Installation of underground services has progressed significantly, and critical work was completed in January 2023. Fuel distribution and storage, including the refueling station, is expected to be completed in the third quarter 2023.

The truck shop made significant progress with the partial handover to the Operations team targeted for the second quarter 2023. The emergency response team moved into the permanent building in March. Interior work is ongoing within the assay lab with completion expected towards the end of the summer.

Procurement

Heavy mobile equipment continues to arrive on site with fourteen CAT 793F haul trucks, two 994 loaders and four D10 dozers having been delivered by the end of March.

Assembly of the first electric shovel is ongoing. The majority of equipment has been delivered with the remaining delivery progressing on schedule.

Operational readiness

Operational readiness has been advanced in multiple areas with a focus on ramping up mining activities, hiring and training of process plant personnel, standardization of mine, mill and site maintenance processes and systems, and preparation for the transition of site services contracts.

Autonomous hauling in support of mining activities began in January. During the first quarter 2023, four to six CAT 793F haul trucks operated in autonomous mode with ten haul trucks total having been commissioned. Operations personnel moved into the operations office facility and the mine control room has been fully commissioned. Owner mining has progressed well with nearly 1.0 million tonnes mined in the first quarter 2023. The stockpile has approximately 0.9 million tonnes of material on track to the target build-up of 5.0 million tonnes by the end of the year. Mining operations will advance to 24 hour operations with a night shift expected to be deployed in the summer.

Permitting and sustainability

All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.

Community consultation and the implementation of the impact benefit agreements with indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

Funding Transaction with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM. Pursuant to the JV Funding and Amending Agreement, commencing in January 2023, SMM contributed $189.0 million of the Company's funding obligations to the Côté Gold project up to March 31, 2023. As a result of SMM funding such amounts, the Company transferred 7.5% of its interest in the Côté Gold project to SMM (the "Transferred Interests"). Subsequent to March 31, 2023, SMM contributed an additional $61.0 million of the Company's funding obligations and the Company transferred an additional 2.2% of its interest in the Côté Gold project to SMM, increasing the Transferred Interests to 9.7%. As of May 1, 2023, SMM has contributed, in total, the maximum amount of $250.0 million of the Company's funding obligations.

The Company has a right to repurchase the Transferred Interests on seven dates between November 30, 2023, and November 30, 2026, to return to its full 70% interest in the Côté Gold project (the "Repurchase Option"). The Company may exercise its Repurchase Option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus the incremental contributions made and less incremental gold production received by SMM due to its increased ownership, up to achieving commercial production. SMM contributed an incremental $7.1 million during the three months ended March 31, 2023, and it is estimated that SMM will contribute an incremental $82.8 million during the remainder of 2023 due to its increased ownership, resulting in a total estimated repurchase price of $340 million, subject to applicable adjustments. SMM will retain the net proceeds or payments due from its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interest.

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Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three month SOFR plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee accrued during 2023 will be payable upon the earlier of the Company's exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee will be payable in cash quarterly from January 1, 2024.

The JV Funding and Amending Agreement also includes changes to the operator's fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.

For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale and the Company will continue to account for 70% of the assets and liabilities of the joint venture. The Company has recognized a financial liability equal to the current repurchase price and option fee.

Project Expenditures

The Company's 70% share of project expenditures incurred at the UJV level totaled $158.6 million (at an average recorded USDCAD exchange rate of 1.35) in the first quarter 2023. The estimated attributable cost to complete the construction, on a 70% and incurred basis, is $625 to $700 million, assuming a USDCAD rate of 1.32. The Company will fund approximately $460 to $535 million of these expenditures during the remainder of 2023 based on its 60.3% ownership in the UJV, and SMM will fund the remainder as part of the JV Funding and Amending Agreement. Since commencement of construction, IAMGOLD's share of incurred project expenditure is approximately $1.37 billion.

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Recently achieved milestones and those remaining of note are as follows:

Côté Gold Upcoming Milestones

The Company cautions that potential further disruptions, including, without limitation caused by inflationary pressures, other global supply chain disturbances, weather, labour disputes and the tight labour market could impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

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Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. During the first quarter 2023, the Company reported assay results from its ongoing drill program with highlights including: 342.2 metres grading 1.99 g/t Au, 313.0 metres grading 1.29 g/t Au and 181.0 metres grading 1.50 g/t Au (see news release dated February 2, 2023). Approximately 15,500 metres of diamond drilling is planned in 2023 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor, of which approximately 5,200 metres were completed in the first quarter 2023.

Nelligan Gold Project | Chibougamau District, Quebec, Canada

The Nelligan Gold project is located approximately 45 kilometres south of the Chapais - Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc ("Vanstar"). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project.

During the first quarter 2023, the Company reported and filed an updated Mineral Resource Estimate (on a 100% basis) of 73.5 million tonnes of Indicated Mineral Resources averaging 0.84 g/t Au for 1.99 million ounces of gold, and 129.5 million tonnes of Inferred Mineral Resources averaging 0.87 g/t Au for 3.60 million ounces of gold (see news releases dated February 23, 2023). Approximately 10,000 metres of step-out and delineation diamond drilling is planned in 2023, of which approximately 1,700 metres were completed in the first quarter 2023.

Bambouk Assets | West Africa

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A. (CAS:MNG) ("Managem") to sell its interests in the Bambouk assets. Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282 million (pre-tax) as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture also in Senegal.

Subsequent to quarter end, on April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of approximately $197.6 million (pre-tax). The gross proceeds include deferred payments of $32.0 million which are anticipated to be received during the third quarter 2023.

The remaining transactions are subject to certain regulatory approvals from the respective Governments, as well as other customary closing conditions included in the transaction agreements. The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk assets. Closing of the remaining parts of the Bambouk assets transactions is expected to occur in the third quarter 2023.

Under the terms of the transaction agreements, exploration expenditures incurred to further develop the Bambouk assets will be recouped from Managem upon closing.

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FINANCIAL REVIEW

Revenues - Revenues from continuing operations were $226.2 million in the first quarter 2023 from sales of 119,000 ounces (109,000 ounces on an attributable basis) at an average realized gold price of $1,893 per ounce, lower by $38.8 million or 15% than the prior year period, due to lower sales, partially offset by a higher realized gold price.

Cost of sales - Cost of sales excluding depreciation was $139.1 million in the first quarter 2023, higher by $5.0 million or 4% than the prior year period, due to increased mining activity at Westwood and inflationary pressures on commodity inputs.

Depreciation expense - Depreciation expense was $44.0 million in the first quarter 2023, lower by $15.9 million or 27% than the prior year period primarily due to lower production volumes at Essakane compared to the prior year period.

Exploration expense - Exploration expense was $7.7 million in the first quarter 2023, lower by $0.3 million or 4% than the prior year period due to lower planned spend.

General and administrative expense - General and administrative expense were $12.7 million in the first quarter 2023, lower by $1.5 million or 11% than the prior year period, primarily due to lower share-based payments ($1.4 million) and consulting costs ($0.3 million), partially offset by lower realized gains on cash flow hedges ($0.3 million).

Income tax expense - Income tax expense was $8.6 million in the first quarter 2023, lower by $16.4 million or 66% than the prior year period. The income tax expense is comprised of a current income tax expense of $11.7 million offset by a deferred income tax recovery of $3.1 million, lower than the prior year period for current tax expense by $17.2 million or 60% and lower for deferred tax recovery by $0.8 million or 21%, respectively. This is primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company's operating jurisdictions from one period to the next.

Operating Activities

Net cash flow from operating activities was $28.8 million for the first quarter 2023 and includes cash flow from operating activities of $13.4 million from continuing operations and $15.4 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $102.6 million from the same prior year period, primarily due to:

• Lower cash earnings of $39.4 million largely due to lower sales volumes.

• Increased levels of working capital and non-current ore stockpiles of $49.6 million resulting from an increase in the value-added tax receivable, an increase in supplies inventory at Essakane and Côté, the build of an initial ore stockpile at Côté, higher levels of finished goods inventories at period end and a decrease in trade and other payables primarily resulting from lower levels of activity at Essakane in the quarter.

• Net proceeds from the 2022 Prepay Arrangements of $10.2 million was included in the first quarter 2022.

Investing Activities

Net cash from investing activities for the first quarter 2023 was $160.6 million and includes cash flow from investing activities of $168.8 million from continuing operations and cash flow used in discontinued operations of $8.2 million. Compared to the first quarter 2022, net cash from investing activities from the continuing operations increased by $303.1 million, primarily due to $386.4 million in proceeds received from the disposition of the Rosebel asset, offset by an increase in capital expenditures for property, plant and equipment of $73.3 million resulting from continued advancement of the Côté Gold Project.

Financing Activities

Net cash used in financing activities for the first quarter 2023 was $66.4 million and includes cash used in financing activities from continuing operations of $64.4 million and discontinued operations of $2.0 million. Compared to the first quarter 2022, net cash used in financing activities for the continuing operations increased by $61.0 million, primarily due to repayment of the Credit Facility of $255.0 million, offset by proceeds received through the SMM funding arrangement of $196.1 million.

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Liquidity and Capital Resources

As at March 31, 2023, the Company had $532.1 million in cash and cash equivalents at its continuing operations and net debt1 of $261.6 million. Approximately $257.3 million was available under the Company's Credit Facility resulting in liquidity1 at March 31, 2023, of approximately $789.4 million. Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold project totaled $58.6 million.

The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. As at March 31, 2023, $261.0 million of cash and cash equivalents was held by Côté Gold and Essakane. The cash at Côté will be used for expenditures of Côté Gold and excess cash at Essakane is repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. SMM funded the Company's portion of the Côté UJV funding in the first quarter 2023 as part of the funding arrangement announced on December 19, 2022. During the remainder of the year, the Company will fund its portion of the Côté UJV funding from available cash balances, proceeds from the disposition of certain assets, cash generated from its operations and funds available from the Credit Facility.

The following table summarizes the Company's outstanding long-term debt:

	March 31	December 31
($ millions)[1]	2023	2022
Credit Facility	$200.0	$455.0
5.75% senior notes	447.6	447.6
Equipment loans	14.2	16.1
	$661.8	$918.7
  Long-term debt does not include leases in place at continuing operations of $96.8 million as at March 31, 2023 (December 31, 2022 - $73.8 million).

Credit Facility

The Company has a $490 million Credit Facility, which was entered into in December 2017 and amended subsequently to, among other things, extend the maturity date to January 2025 and to obtain consent for the sale of Rosebel, the sale of the Bambouk assets as well as the arrangements contemplated under the JV Funding and Amending Agreement. The Credit Facility provides for an interest rate margin above the London Interbank Offered Rate, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage.

As at March 31, 2023, the total amount drawn under the Credit Facility was $200.0 million and the Company also issued letters of credit under the Credit Facility in the amount of $22.1 million as collateral for surety bonds issued and $10.6 million as guarantees for certain environmental indemnities to government agencies, with $257.3 million remaining available under the Credit Facility. Subsequent to quarter end, on May 3, 2023, the Company repaid the remaining outstanding $200.0 million that was drawn on the Credit Facility.

Liquidity Outlook

At March 31, 2023, the Company had available liquidity of $789.4 million comprised of $532.1 million in cash and cash equivalents and $257.3 million available under the Credit Facility. As at March 31, 2023, $261.0 million of cash and cash equivalents was held by the Côté Gold UJV and Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of estimated future expenditures. The Company uses dividends to repatriate funds from Essakane and these can only be declared during the second and third quarters of the year and this timing impacts the amount of cash held by Essakane.

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The remaining attributable funding obligation of the Company to the Côté UJV to complete the construction of the Côté Gold Project is estimated to be between $460 and $535 million.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million (pre-tax). The gross proceeds include a deferred payment of $32 million which are anticipated to be received during the third quarter 2023. The remainder of the transactions with expected gross proceeds of approximately $84 million are expected to close by the third quarter 2023.

Based on prevailing market conditions, which could impact project expenditures and operating cash flows, the Company believes that its available liquidity at March 31, 2023, combined with cashflows from operations, the SMM JV Funding and Amending Agreement and the expected proceeds from the sale of the remaining Bambouk assets, is sufficient to complete construction of the Côté Gold Project, based on the current estimated cost and schedule. The Company continues to advance additional financing initiatives to strengthen its balance sheet and improve its liquidity in order to place the Company in a strong position to return to a 70% interest in the Côté Gold Project.

CONFERENCE CALL

A conference call will be held on Friday, May 12, 2023 at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's first quarter 2023 operating performance and financial results.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: https://services.choruscall.ca/links/iamgold2023q1.html

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 0071.

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the three months ended March 31, 2023, available on the Company's website at www.iamgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

End Notes (excluding tables)

1  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 29 to 34 of the Company's Q1 2023 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2  DARTFR (days away, restricted, transferred duty incident frequency rate) and TRIFR (total recordable injuries incident frequency rate) are per 200,000 hours worked.

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ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in its MD&A which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The definitions of these measures, the reconciliation to the amounts presented in the consolidated interim financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q1 2023	Q1 2022
Revenues	$226.2	$265.0
By-product credits and other revenues	(0.5)	(0.9)
Gold revenues	$225.7	$264.1
Sales (000s oz) - 100%	119	147
Average realized gold price per ounce[1,2,3] ($/oz)	$1,893	$1,789
  Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.
  Average realized gold price per ounce sold in the first quarter 2022 includes 37,500 ounces at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

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Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q1 2023	Q1 2022
Cost of sales	$183.1	$194.0
Depreciation expense[1]	(44.0)	(59.9)
Cost of sales[1], excluding depreciation expense	$139.1	$134.1
Adjust for:
Other mining costs	(0.4)	(0.9)
Abnormal portion of operating costs at Essakane	(9.5)	-
Cost attributed to non-controlling interests[2]	(9.5)	(10.3)
Cash costs - attributable	$119.7	$122.9
Total gold sales (000 oz) - attributable	109	135
Cash costs[4] ($/oz sold) - attributable	$1,094	$914
Cash costs Rosebel - attributable	$22.4	$60.7
Gold sales Rosebel (000 oz) - attributable	24	46
Total cash costs[4] all operations - attributable	$142.1	$183.6
Total gold sales[3] all operations (000 oz) - attributable	133	181
Cash costs[4] all operations ($/oz sold) - attributable	$1,068	$1,017
  As per note 28 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
  Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

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The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, continuing operations, except where noted)	Q1 2023	Q1 2022
Cost of sales	$183.1	$194.0
Depreciation expense[1]	(44.0)	(59.9)
Cost of sales[1], excluding depreciation expense	$139.1	$134.1
Adjust for:
Sustaining capital expenditures[1]	$34.0	56.1
Corporate general and administrative costs[2]	$11.9	12.9
Other costs[3]	$2.7	(1.4)
Abnormal portion of operating costs at Essakane	$(9.5)	-
Cost attributable to non-controlling interests[4]	$(11.4)	(14.9)
AISC - attributable	$166.8	$186.8
Total gold sales (000s oz) - attributable	109	135
AISC[6] ($/oz sold) - attributable	$1,525	$1,389
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,529	$1,396
AISC Rosebel - attributable	$32.0	$82.2
Gold sales Rosebel (000s oz) - attributable	24	46
AISC all operations - attributable	$198.8	$269.0
Total gold sales[5] all operations (000s oz) - attributable	133	181
AISC[6] all operations ($/oz sold) - attributable	$1,495	$1,490
AISC all operations excluding by-product credits[6] ($/oz sold) - attributable	$1,498	$1,495
  As per note 28 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Corporate general and administrative costs exclude depreciation expense.
  Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by-product credits.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
  AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Page | 21 of 31

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q1 2023	Q1 2022
Capital expenditures for property, plant and equipment	$194.1	$136.1
Capital expenditures for exploration and evaluation assets	-	0.4
Working capital adjustments	16.6	(0.4)
	$210.7	$136.1
Capital expenditures - sustaining	34.1	56.1
Capital expenditures - expansion	$176.6	$80.0

($ millions, except where noted)	Q1 2023	Q1 2022
Essakane	$16.8	$47.7
Westwood	17.2	7.3
	$34.0	$55.0
Corporate	0.1	1.1
Capital expenditures - sustaining	$34.1	$56.1

($ millions, except where noted)	Q1 2023	Q1 2022
Essakane	$0.9	$1.0
Westwood	-	0.5
	$0.9	$1.5
Côté Gold (70%)	175.7	78.5
Capital expenditures - expansion	$176.6	$80.0

Page | 22 of 31

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q1 2023	Q1 2022
Earnings before income taxes - continuing operations	$19.3	$48.8
Add:
Depreciation	44.4	60.3
Finance costs	4.7	1.2
EBITDA - continuing operations	$68.4	$110.3
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	0.8	(3.3)
Insurance recoveries	-	(1.2)
Write-down of assets	-	0.1
NRV write-down of stockpiles/finished goods	0.6	1.7
Foreign exchange loss	-	3.6
Abnormal portion of operating costs at Essakane	9.5	-
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Severance costs	0.5	-
Gain on sale of assets	(0.5)	-
Changes in estimates of asset retirement obligations at closed sites	4.2	-
Adjusted EBITDA - continuing operations	$83.0	$110.8
Including discontinued operations:
EBITDA - discontinued operations	$14.4	$24.7
Adjusted items:
Gain on non-hedge derivatives	-	(1.6)
Write-down of stockpile/finished goods	-	2.6
Loss on sale of Rosebel	7.4	-
Foreign exchange (gain) loss	-	(0.2)
Severance costs	1.5	-
Write-down of assets	0.1	1.3
EBITDA - all operations	$82.8	$135.0
Adjusted EBITDA - all operations	$106.4	$137.6

Page | 23 of 31

Adjusted Net Earnings Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $19.3 million, to adjusted net earnings attributable to equity holders of the Company of $24.9 million in the first quarter 2023.

($ millions, except where noted)	Q1 2023	Q1 2022
Earnings before income taxes and non-controlling interests - continuing operations	$19.3	$48.8
Adjusting items:
Unrealized gain on non-hedge derivatives	0.8	(3.3)
Insurance recoveries	-	(1.2)
Write-down of assets	-	0.1
NRV write-down of stockpiles/finished goods	0.7	1.8
Foreign exchange loss	-	3.6
Other finance costs	2.7	-
Abnormal portion of operating costs at Essakane	10.1	-
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Gain on sale of assets	(0.5)	-
Changes in estimates of asset retirement obligations at closed sites	4.2	-
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$36.8	$49.4
Income taxes	(8.6)	(25.0)
Tax on foreign exchange translation of deferred income tax balances	3.1	(0.4)
Tax impact of adjusting items	(2.0)	0.2
Non-controlling interests	(4.4)	(7.8)
Adjusted net earnings attributable to equity holders - continuing operations	$24.9	$16.4
Adjusted net earnings per share attributable to equity holders - continuing operations	$0.05	$0.03
Including discontinued operations:
Net earnings before income tax and non-controlling interest - discontinued operations	$14.3	$9.6
Adjusted items:
Unrealized (gain) on non-hedge derivatives	-	(1.6)
NRV write-down of stockpiles/finished goods	-	3.5
Loss on sale of Rosebel	7.4	-
Foreign exchange (gain) loss	-	(0.2)
Severance costs	1.5	-
Write-down of assets	0.1	1.3
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$23.3	$12.6
Income taxes	(8.0)	(1.6)
Tax impact of adjusting items	-	(1.1)
Non-controlling interests	(0.7)	(0.2)
Adjusted net earnings attributable to equity holders - discontinued operations	$14.6	$9.7
Adjusted net earnings per share attributable to equity holders - discontinued operations	$0.03	$0.02
Adjusted net earnings attributable to equity holders - all operations	$39.5	$26.1
Adjusted net earnings per share attributable to equity holders - all operations	$0.08	$0.05
Basic weighted average number of common shares outstanding (millions)	479.0	477.6

Page | 24 of 31

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q1 2023	Q1 2022
Net cash from operating activities - continuing operations	$13.4	$116.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	3.4	(0.8)
Inventories and non-current ore stockpiles	14.8	(7.8)
Accounts payable and accrued liabilities	24.1	1.3
Net cash from operating activities before changes in working capital - continuing operations	55.7	108.7
Net cash from operating activities before changes in working capital - discontinued operations	21.9	25.2
Net cash from operating activities before changes in working capital	$77.6	$133.9

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q1 2023	Q1 2022
Net cash from operating activities - continuing operations	$13.4	$116.0
Add:
Operating cash flow used by non-mine site activities	24.2	27.4
Cash flow from operating mine-sites - continuing operations	37.6	143.4
Capital expenditures - continuing operations	215.1	142.2
Less:
Capital expenditures from construction and development projects and corporate	(180.2)	(85.7)
Capital expenditures from operating mine-sites - continuing operations	34.9	56.5
Mine-site cash flow - continuing operations	2.7	86.9
Cash flow from discontinued mine-sites	15.4	26.2
Capital expenditures from discontinued operations	(9.5)	(26.5)
Mine-site cash flow - discontinued operations	5.9	(0.3)
Total mine-site free cash flow	$8.6	$86.6

Page | 25 of 31

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	March 31	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$532.1	$407.8
Available Credit Facility	257.3	26.6
Available Liquidity	$789.4	$434.4

	March 31	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$532.1	$407.8
Lease liabilities	(96.8)	(73.8)
Long-term debt[1]	(664.2)	(921.2)
Drawn letters of credit issued under Credit Facility	(32.7)	(18.4)
Net cash (debt)	$(261.6)	$(605.6)
  Includes principal amount of the Notes of $450.0 million, Credit Facility of $200.0 million and equipment loans of $14.2 million (December 31, 2022 - $450 million, $455.0 million and $16.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

Page | 26 of 31

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$532.1	$407.8
Receivables and other current assets	132.8	128.0
Inventories	233.7	199.9
Assets held for sale	115.3	785.6
	1,013.9	1,521.3
Non-current assets
Property, plant and equipment	2,814.5	2,598.0
Exploration and evaluation assets	17.2	28.3
Restricted cash	58.6	56.3
Inventories	67.3	92.4
Other assets	117.4	128.8
	3,075.0	2,903.8
	$4,088.9	$4,425.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$259.0	$294.1
Income taxes payable	38.9	37.8
Other current liabilities	95.5	24.2
Current portion of lease liabilities	6.7	5.1
Current portion of long-term debt	8.9	8.7
Liabilities held for sale	5.9	276.3
	414.9	646.2
Non-current liabilities
Deferred income tax liabilities	19.3	22.6
Provisions	321.2	310.4
Lease liabilities	90.1	68.7
Long-term debt	652.9	910.0
Côté Gold repurchase option	198.8	-
Deferred revenue	179.0	240.8
Other liabilities	21.1	19.6
	1,482.4	1,572.1
	1,897.3	2,218.3
Equity
Attributable to equity holders
Common shares	2,730.9	2,726.3
Contributed surplus	54.6	58.2
Accumulated deficit	(620.5)	(632.4)
Accumulated other comprehensive income (loss)	(41.2)	(21.3)
	2,123.8	2,130.8
Non-controlling interests	67.8	76.0
	2,191.6	2,206.8
Contingencies and commitments
Subsequent events
	$4,088.9	$4,425.1

Refer to Q1 2023 Financial Statements for accompanying notes

Page | 27 of 31

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	2023	2022
Continuing Operations:
Revenues	$226.2	$265.0
Cost of sales	(183.1)	(194.0)
Gross profit	43.1	71.0
General and administrative expenses	(12.7)	(14.2)
Exploration expenses	(7.7)	(8.0)
Other expenses	(5.3)	(2.8)
Earnings from operations	17.4	46.0
Finance costs	(4.7)	(1.2)
Foreign exchange loss	-	(3.6)
Interest income, derivatives and other investment gains	6.6	7.6
Earnings before income taxes	19.3	48.8
Income tax expense	(8.6)	(25.0)
Net earnings from continuing operations	10.7	23.8
Net earnings from discontinued operations, net of income tax	6.3	8.0

Net earnings	$17.0	$31.8

Net earnings from continuing operations attributable to:
Equity holders	$6.3	$16.0
Non-controlling interests	4.4	7.8
Net earnings from continuing operations	$10.7	$23.8
Net earnings attributable to:

Equity holders	$11.9	$23.8

Non-controlling interests	5.1	8.0

Net earnings	$17.0	$31.8

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	479.0	477.6
Diluted	483.1	482.4

Basic and diluted earnings per share from continuing operations	$0.01	$0.03
Basic and diluted earnings per share from discontinued operations	$0.01	$0.02
Basic and diluted earnings per share	$0.02	$0.05

Refer to Q1 2023 Financial Statements for accompanying notes

Page | 28 of 31

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended March 31,
(In millions of U.S. dollars)	2023	2022
Operating activities
Net earnings from continuing operations	$10.7	$23.8
Adjustments for:
Depreciation expense	44.4	60.2
Deferred revenue recognized	-	(48.8)
Income tax expense	8.6	25.0
Derivative gain	(1.7)	(10.5)
Write-down of inventories	0.9	2.2
Finance costs	4.7	1.2
Other non-cash items	(3.7)	1.4
Adjustments for cash items:
Proceeds from gold prepayment	-	59.0
Settlement of derivatives	3.0	4.8
Disbursements related to asset retirement obligations	(0.2)	(0.4)
Movements in non-cash working capital items and non-current ore stockpiles	(42.3)	7.3
Cash from operating activities, before income taxes paid	24.4	125.2
Income taxes paid	(11.0)	(9.2)
Net cash from operating activities related to continuing operations	13.4	116.0
Net cash from operating activities related to discontinued operations	15.4	26.3
Net cash from operating activities	28.8	142.3
Investing activities
Capital expenditures for property, plant and equipment	(215.1)	(141.8)
Capitalized borrowing costs	(6.9)	(0.3)
Disposal of marketable securities (net)	-	7.8
Proceeds from sale of Rosebel	386.4	-
Other investing activities	4.4	-
Net cash from (used in) investing activities related to continuing operations	168.8	(134.3)
Net cash used in investing activities related to discontinued operations	(8.2)	(26.2)
Net cash from (used in) investing activities	160.6	(160.5)
Financing activities
Payment of lease obligations	(1.2)	(1.0)
Repayment of equipment loans	(2.2)	(1.8)
Repayment of credit facility	(255.0)	-
Funding from Sumitomo Metal Mining Co. Ltd.	196.1	-
Common shares issued for cash on exercise of stock options	-	1.0
Other financing activities	(2.1)	(1.6)
Net cash used in financing activities related to continuing operations	(64.4)	(3.4)
Net cash used in financing activities related to discontinued operations	(2.0)	(4.1)
Net cash used in financing activities	(66.4)	(7.5)
Effects of exchange rate fluctuation on cash and cash equivalents	2.1	0.3
Increase (decrease) in cash and cash equivalents - all operations	125.1	(25.4)
Increase (decrease) in cash and cash equivalents - held for sale	(0.8)	(18.7)
Increase (decrease) in cash and cash equivalents - continuing operations	124.3	(44.1)
Cash and cash equivalents, beginning of the period	407.8	544.9
Cash and cash equivalents, end of the period	$532.1	$500.8

Refer to Q1 2023 Financial Statements for accompanying notes

Page | 29 of 31

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, those under the headings "Outlook", "Quarterly Updates", "Exploration", "Liquidity and Capital Resources" and "Market Trends" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk assets; permitting timelines and the expected receipt of permits; inflation; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Page | 30 of 31

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

Page | 31 of 31